EXHIBIT 99.1

Elbit Vision Systems Announces Second Quarter 2014 Results

Revenues of $1.57 Million Growing 33% Year-Over-Year; Non-GAAP Net Profit of $198 Thousand

CAESAREA, Israel, Aug. 12, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending June 30, 2014.

Second Quarter 2014 Results

Revenues for the quarter were $1.57 million, representing an increase of 33% compared to $1.18 million in the second quarter of 2013.

Gross profit for the quarter was $0.8 million, representing 50.8% of revenues, compared to $0.62 million for the second quarter of 2013, representing 52.5% of revenues.

Operating income for the quarter was $23 thousand compared with an operating profit of $5 thousand in the second quarter of 2013.

Net income on a non-GAAP basis for the quarter was $198 thousand, compared to a net loss of $27 thousand in the second quarter of 2013. Net income on a GAAP basis was $16 thousand compared to a net loss of $31 thousand in the second quarter of 2013.

Management Comment

Sam Cohen, CEO of EVS commented, "Our latest results are encouraging, showing strong growth in revenue and a positive trend in profits. We are more than pleased that iBar has began to make an impact on our bottom line. Early revenues from this tremendous product are beginning to be felt, and the market reception has been very positive. We believe we will carry this momentum into the third quarter where we expect revenues of around $1.7 million with further improvement in our profitability."

Conference call details

The Company will also host a conference call today August 12, starting at 10:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 281 1167	at 10:00 am Eastern Time
Israel:	03 918 0610	at 5:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems' website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2014
IN U.S. DOLLARS

	Jun-30		Dec-31
	2014	2013	2013

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	289	910	152
Restricted deposit (short term)	34	32	34

Trade Account receivables	1,206	894	1,013
Other receivables	158	149	120
Inventories	938	760	865
Total current assets	2,625	2,745	2,184

LONG-TERM RECEIVABLES:

Severance pay fund	299	284	296
Other long-term receivables and investment	101	181	87
Total long-term receivables	400	465	383

PROPERTY AND EQUIPMENT (net of accumulated depreciation and amortization)	25	38	31

OTHER ASSETS --
Goodwill	242	242	242

Total assets	3,292	3,490	2,840

	Jun-30		Dec-31
	2014	2013	2013

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	180	183
Current Maturities of Loan from Shareholder and Other	370	370	370

Trade Accounts payable	670	430	738
Deferred revenues	466	55	38
Other payable	657	405	523
Total current liabilities	2,346	1,440	1,852

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	658	1,012	838
Other Long Terms liabilities	652	718	708
Accrued severance pay	317	301	314
Total long-term liabilities	1,627	2,031	1,860
Total liabilities	3,973	3,471	3,712

SHAREHOLDERS' EQUITY (DEFICIENCY)	(681)	19	(872)

Total liabilities and shareholders' equity (deficiency)	3,292	3,490	2,840

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2014
IN U.S. DOLLARS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2014	2013	2014	2013	2013

			U.S. dollars in thousands
	(except per share data)

REVENUES	2,911	2,439	1,573	1,183	4,258

COST OF REVENUES	1,465	1,223	773	562	2,479
GROSS PROFIT	1,446	1,216	800	621	1,779

RESEARCH AND DEVELOPMENT
EXPENSES – net	232	317	125	165	625
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	474	525	257	254	1,022
General and administrative	355	371	184	197	866

OPERATING PROFIT	385	3	234	5	(734)

FINANCIAL INCOME (EXPENSES) - net	(194)	(93)	(218)	(36)	(278)
OTHER INCOME (EXPENSES) – net	--	--	--	--	--
PROFIT (LOSS) BEFORE TAXES ON INCOME	191	(90)	16	(31)	(1,012)

TAXES ON INCOME	--	--	--	--	--
NET PROFIT (LOSS) FOR THE PERIOD	191	(90)	16	(31)	(1,012)

PROFIT (LOSS) PER SHARE BASIC	0.002	(0.001)	0.000	0.000	(0.013)
PROFIT (LOSS) PER SHARE DILUTED	0.002	(0.001)	0.000	0.000	(0.013)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	80,798	75,562	80,798	76,223	78,155
DILUTED (IN THOUSANDS)	80,798	75,562	80,798	76,223	78,155
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com